

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2010

Alvin Rhoney
Chief Financial Officer
Four Star Holdings, Inc.
100 Four Star Lane
Odenville, AL 35120

> **Re: Four Star Holdings, Inc.**
> **Item 4.01 Form 8-K**
> **Filed July 7, 2010, as amended July 16, 2010**
> **File No. 000-53439**

Dear Mr. Rhoney:

We have reviewed your amended filing and read your supplemental response letter dated July 15, 2010, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within five business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Item 4.01. Changes in Registrant's Certifying Accountant

1. We note your response to our prior comment 5 and your disclosure in the amended Form 10-Q for the period ended March 31, 2010, that your disclosure controls and procedures were effective as of March 31, 2010, and that there were no changes in internal control over financial reporting during the quarter that have materially affected the company's internal control over financial reporting. Please tell us how you determined that your disclosure controls and procedures were effective as of March 31, 2010, and that there were no material changes in internal control over financial reporting during the quarter, in light of the fact that you filed the original 10-Q without labeling the filing as not reviewed.

2. We note that you did not provide a written statement from the company acknowledging the three bullet points (i.e., Tandy language) provided at the end of our letter dated July 12, 2010. Please include the required written acknowledgements by a member of management in your next response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at (202) 551-3694.

Sincerely,

Jonathan Wiggins
Staff Accountant